UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August, 2012

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐      No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY	:	00124

TAXPAYER I.D.	:	91.144.000-8

As provided in Article 9 and in the second paragraph of Article 10 of Law 18,045, and in General Rule #30 of the Securities and Insurance Commission of Chile, I hereby notify you, under due authorization from the board of directors, of the following information regarding Embotelladora Andina S.A. (“Andina” or the “Company”), its businesses, its publicly offered securities or the offer of those securities:

During the Board of Directors meeting held July 31, 2012, the following was agreed upon:

1.               Appoint Mr. Juan Claro González as Chairman of the Board of Directors, and Mr. Eduardo Chadwick Claro as Vice Chairman of the Board of Directors.

2.               Mr. Gonzalo Parot Palma and Mr. Enrique Cibié Bluth, both as independent directors of the Company, constitute the Director´s Committee of the Company required by Article 50 bis of Law Nº18,046, and Mr. Arturo Majlis Albala was appointed as a third member of the Directors´ Committee.

Santiago, August 1, 2012

/s/ Jaime Cohen A.
Chief Legal Officer
Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, August 1,  2012